June 30, 2005

By Facsimile and U.S. Mail

Steve McDonald, Esq.
Berliner McDonald, P.C.
5670 Greenwood Plaza Blvd.
Suite 418
Greenwood Village, Colorado 80111-2408

	Re:	Croff Enterprises, Inc.
		Schedule TO-T, Amendment No. 1
      Filed June 28, 2005
      Filed by Jensen Development Company & C.S. Finance L.L.C.

Dear Mr. McDonald:

	We have the following comments on the above-referenced filing:

Schedule TO-I
1. We note your response to comments 1, 15 and 16. Please advise us, to your knowledge, why the Class B shares are not registered under either the Securities Act or the Exchange Act.
2. It appears that you should highlight the change in response to comment 6 in the information you disseminate to security holders.
3. General Instruction E to Schedule TO provides that if your response to a particular Item of the Schedule is negative or the Item is inapplicable, you must disclose this information in your response to the Schedule. We note, for example, that you have incorporated information from the offer to purchase in response to Item 6 of Schedule TO; however, it is unclear if the incorporated information addresses all of your plans. Please revise the Schedule TO to respond to each Item.

Offer to Purchase

Section 13.  Federal Income Tax Consequences
4. We reissue comment 21, as the revised disclosure continues to contain inappropriate disclaimers, such as "we are not qualified to offer tax advise and each shareholder tendering should consult his, her or its own tax advisor." You are required to disclose the material federal tax consequences of the transaction and shareholders are entitled to rely on your disclosure. Please revise this section accordingly.
5. Please revise this section to provide a more complete discussion of the tax consequences of the offer. For example, although you state that shareholders who have held the shares more than 12 months may receive capital gains treatment, you have not stated that the transaction is taxable, the nature of the income, etc.


      *  *  *
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Steve McDonald, Esq.
June 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE